Ur-Energy Inc.
(a Development Stage Company)

Unaudited Consolidated Financial Statements

March 31, 2007

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Balance Sheets

(expressed in Canadian dollars)
	March 31,	December 31,
	2007	2006
	$	$
	(unaudited)
Assets

Current assets
Cash and cash equivalents	26,625,076	28,727,824
Amounts receivable	113,890	80,376
Prepaid exploration costs and expenses	183,777	148,243

	26,922,743	28,956,443

Bonding and other deposits (note 3)	511,415	166,151
Capital assets (note 4)	254,339	152,316
Mineral exploration properties (note 5)	31,185,988	30,652,405
Deferred exploration expenditures (note 5)	15,191,754	13,552,397

	47,143,496	44,523,269

	74,066,239	73,479,712

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	659,246	636,249
Current portion of New Frontiers obligation	5,779,350	5,831,900

	6,438,596	6,468,149

New Frontiers obligation (note 7)	9,240,292	8,881,595
Future income tax liability	2,188,000	2,188,000

	17,866,888	17,537,744

Shareholders' equity
Capital stock (note 6)	60,125,432	59,236,406
Warrants (note 6)	-	45,604
Contributed surplus (note 6)	3,580,206	2,678,341
Deficit	(7,506,287)	(6,018,383)

	56,199,351	55,941,968

	74,066,239	73,479,712

The accompanying notes are an integral part of these consolidated interim financial statements.

Approved by the Board of Directors:

signed "Jeffrey Klenda"	signed "Paul Macdonell"
Director	Director

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Operations and Deficit

(expressed in Canadian dollars)

	Three months	Three months	Cumulative from
	ended	ended	March 22, 2004 to
	March 31,	March 31,	March 31,
	2007	2006	2007
	$	$	$
	(unaudited)	(unaudited)	(unaudited)
Expenses
Management fees	-	323,500	589,106
Promotion	274,490	192,252	1,550,467
Regulatory authority and transfer agent fees	16,985	38,112	141,013
Professional fees	313,063	133,486	1,516,633
General and administrative	1,096,848	488,689	5,582,480
General exploration expense	194,903	96,890	774,590
Write-off of mineral property and deferred
exploration expenditures	-	-	107,462
Amortization of capital assets	19,567	5,492	54,424

	(1,915,856)	(1,278,421)	(10,316,175)

Interest income	288,810	97,550	1,056,406
Foreign exchange gain (loss)	139,142	(21,189)	857,482

	427,952	76,361	1,913,888

Loss before income taxes	(1,487,904)	(1,202,060)	(8,402,287)

Recovery of future income taxes	-	110,000	896,000

Net loss for the period	(1,487,904)	(1,092,060)	(7,506,287)

Deficit - Beginning of period	(6,018,383)	(957,857)	-

Deficit - End of period	(7,506,287)	(2,049,917)	(7,506,287)

Loss per common share:
Basic and diluted	(0.02)	(0.02)

Weighted average number of common shares outstanding:
Basic and diluted	73,804,365	48,584,408

The accompanying notes are an integral part of these consolidated interim financial statements.

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Cash Flow

(expressed in Canadian dollars)
	Three months	Three months
	ended	ended	Cumulative from
	March 31,	March 31,	March 22, 2004
	2007	2006	to March 31, 2007
	$	$	$
	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used in)

Operating activities
Net loss for the period	(1,487,904)	(1,092,060)	(7,506,287)
Items not affecting cash:
Stock based compensation	595,076	434,827	3,678,586
Amortization of capital assets	19,567	5,492	54,424
Write-off of deferred exploration expenditures	-	-	107,462
Unrealized foreign exchange loss (gain)	(138,729)	21,833	(1,260,370)
Recovery of future income taxes	-	(110,000)	(896,000)
Change in non-cash working capital items:
Amounts receivable	(33,514)	(23,483)	(113,890)
Prepaid exploration costs and expenses	(35,534)	(85,804)	(183,777)
Accounts payable and accrued liabilities	(232,003)	(160,385)	4,411

	(1,313,041)	(1,009,580)	(6,115,441)

Investing activities
Mineral exploration property costs	(88,707)	(26,101)	(8,274,555)
Deferred exploration expenditures	(849,077)	(496,160)	(10,289,041)
Purchase of short-term investments	-	-	(12,830,000)
Sale of short-term investments	-	-	12,840,000
Increase in bonding and other deposits	(345,264)	-	(511,415)
Purchase of capital assets	(121,590)	(73,222)	(308,763)

	(1,404,638)	(595,483)	(19,373,774)

Financing activities
Issuance of common shares and warrants for cash	-	-	42,173,318
Share issue costs	-	-	(2,207,592)
Proceeds from exercise of warrants, compensation
options and stock options	614,931	2,430,650	17,758,315
Payment of New Frontiers obligation	-	-	(5,609,750)

	614,931	2,430,650	52,114,291

Net change in cash and cash equivalents	(2,102,748)	825,587	26,625,076

Cash and cash equivalents - Beginning of period	28,727,824	824,897	-

Cash and cash equivalents - End of period	26,625,076	1,650,484	26,625,076

The accompanying notes are an integral part of these consolidated interim financial statements.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. ( the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these reserves and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario. The Company continued under the Canada Business Corporation Act on August 7, 2006. These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly - owned subsidiaries Ur-Energy USA Inc., NFU Wyoming LLC, ISL Resources Corporation, ISL Wyoming Inc. and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. The accounting policies used in the preparation of the interim consolidated financial statements conform to those used in the Company’s annual financial statements and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements for the year ended December 31, 2006.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include investments which have a term to maturity at the time of purchase of ninety days or less and which are readily convertible into cash.

Short-term investments

Short-term investments include investments which have a term to maturity at the time of purchase in excess of ninety days. These investments are readily convertible into cash.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates: computers at 30%, software at 50%, office furniture at 20%, field vehicles at 30% and field equipment at 30%.

Mineral exploration property and deferred exploration expenditures

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. The interest cost of debt directly attributable to the financing of mineral property acquisitions is capitalized during the exploration and development period. When production is attained, these costs will be amortized. If properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenditures will be written down to their estimated fair value at that time. Expenditures of a general reconnaissance nature are expensed to general exploration in the statement of operations and deficit.

Stock-based compensation

All stock-based payments made to employees and non-employees are accounted for in the financial statements. Compensation cost is measured at the grant date based on the fair value of the reward and compensation expense is recognized over the related service period. Compensation cost recorded related to contractor shares and stock options is charged to expense or is capitalized to deferred exploration expenditures when related to direct exploration activities.

Flow-through shares

The Company has financed a portion of its Canadian exploration and development activities through the issuance of flow-through shares. Under the terms of the flow - through share agreements, the tax benefits of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers. Recognition of the foregone tax benefit is recorded at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Expenses are translated at exchange rates in effect at the date the transaction is entered into. Translation gains or losses are included in the determination of income or loss in the statement of operations in the period in which they arise.

Income taxes

The Company accounts for income taxes under the asset and liability method that requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. The Company provides a valuation allowance on net future tax assets when it is more likely than not that such assets will not be realized.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

Loss per common share

Basic loss per common share is calculated based upon the weighted average number of common shares outstanding during the period. The diluted loss per common share, which is calculated using the treasury stock method, is equal to the basic loss per common share due to the anti-dilutive effect of stock options and share purchase warrants outstanding.

New accounting pronouncements

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, hedge accounting and reporting and displaying comprehensive income. The adoption of these standards did not have a significant impact on these financial statements.

3.	Bonding and other deposits

Bonding and other deposits include $106,860 (December 31, 2006 – $107,532) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company. As at March 31, 2007, bonding and other deposits also include $404,555 (US $350,000) on deposit with trade vendors.

4.	Capital assets

	March 31, 2007
	(unaudited)			December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Computers	48,367	8,822	39,545	31,347	5,544	25,803
Software	12,264	1,100	11,164	531	175	356
Office furniture	54,965	8,816	46,149	36,806	6,346	30,460
Field vehicles	188,890	34,305	154,585	114,212	21,646	92,566
Field equipment	4,277	1,381	2,896	4,277	1,146	3,131

	308,763	54,424	254,339	187,173	34,857	152,316

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

5.	Mineral exploration properties and deferred exploration expenditures

	Canada			USA		Total
	Thelon	Hornby Bay	Bugs	Lost Creek/	Other Wyoming
				Lost Solder	& South Dakota
	$	$	$	$	$	$
Mineral exploration properties:

Balance, December 31, 2005	225,351	33,149	-	23,615,291	3,101,272	26,975,063

Property acquisition costs	3,543	-	29,000	-	1,281,396	1,313,939
Property staking and claim costs	18,446	562	-	62,360	315,242	396,610
Interest capitalized	-	-	-	1,773,152	160,493	1,933,645
Triex Minerals Corp. option payment	-	(25,000)	-	-	-	(25,000)
Energy Metals property swap	-	-	-	-	91,980	91,980
Write-off of mineral property costs	(33,832)	-	-	-	-	(33,832)

Balance, December 31, 2006	213,508	8,711	29,000	25,450,803	4,950,383	30,652,405

Property staking and claim costs	-	-	-	23,543	65,164	88,707
Interest capitalized	-	-	-	407,951	36,925	444,876

Balance, March 31, 2007 (unaudited)	213,508	8,711	29,000	25,882,297	5,052,472	31,185,988

Deferred exploration expenditures:

Balance, December 31, 2005	1,815,255	409,051	-	1,887,878	3,071,508	7,183,692

Geology	395,409	11,620	4,455	1,904,086	262,290	2,577,860
Geophysical	437,335	300	28,133	31,378	-	497,146
Geochemistry	406,827	12,737	-	-	-	419,564
Permitting and environmental	334,078	-	-	1,098,124	128	1,432,330
Engineering hydrology	-	-	-	347,813	-	347,813
Reclamation	-	-	-	20,640	-	20,640
Project consulting	-	-	-	10,108	-	10,108
Report preparation	-	-	-	25,480	-	25,480
Drilling	240	-	-	1,006,087	-	1,006,327
Assaying	300	-	-	34,954	-	35,254
Surveying	-	-	-	-	8,334	8,334
Data acquisition and related costs	-	-	-	-	99,209	99,209
Energy Metals property swap	-	-	-	-	(91,980)	(91,980)
Write-off of deferred exploration	(19,380)	-	-	-	-	(19,380)

Balance, December 31, 2006	3,370,064	433,708	32,588	6,366,548	3,349,489	13,552,397

Geology	84,816	-	9,950	727,509	26,988	849,263
Geophysical	2,467	-	350	-	-	2,817
Geochemistry	18,542	-	-	-	-	18,542
Permitting and environmental	104,782	-	-	416,427	7,395	528,604
Engineering hydrology	-	-	-	178,320	-	178,320
Drilling	4,058	-	-	2,273	-	6,331
Assaying	-	-	-	9,452	-	9,452
Data acquisition and related costs	-	-	-	222	4,209	4,431
Land management costs	-	-	-	2,576	39,021	41,597

Balance, March 31, 2007 (unaudited)	3,584,729	433,708	42,888	7,703,327	3,427,102	15,191,754

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

Thelon

The Company's Thelon Basin projects include Screech Lake, Eyeberry and Gravel Hill and are located in the Northwest Territories, Canada. As at December 31, 2006, the Company abandoned its Hanbury project in the Thelon Basin.

Hornby Bay

The Company's Hornby Bay projects in Nunavut, Canada include the Dismal Lake and Mountain Lake claim groups.

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and West Dismal properties. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and spent $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option, and obtain a 100% interest, Triex must incur a further $500,000 in exploration spending by September 30, 2007. The Company will retain a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

Bugs

The Bugs property is located in the Kivalliq region of Nunavut.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. These common shares were valued at $29,000. On the first anniversary of the agreement 25,000 common shares are issuable for an additional 30% interest and on the second anniversary 50,000 common shares are issuable for a 58% interest. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million.

United States - Wyoming & South Dakota

On February 3, 2005, the Company entered into a letter of intent with Dalco Inc. (the “Dalco LOI”). Under the terms of the Dalco LOI, the Company had an option to acquire certain patented and unpatented claims and land records for the property located in Wyoming, USA together with exploration records, drill log files and related data (collectively the “Radon Springs Property”). The Company paid Dalco US$25,000 upon signing the Dalco LOI and the Company issued 25,000 common shares to Dalco in order to acquire a 25% interest in the Radon Springs Property. These common shares were issued on June 3, 2005.

On July 20, 2005, the Company concluded a definitive agreement with Dalco (the “Dalco Agreement”). Under the terms of the Dalco Agreement, the Company increased its interest in the Radon Springs Property to 50% by providing an additional US $50,000 and 50,000 common shares during November 2005. During November 2006, the Company increased its interest to 75% by providing an additional US $100,000 and 100,000 common shares. The Company has the right to acquire the remaining 25% interest, for a 100% interest, by providing an additional US $150,000 and 150,000 common shares on or before December 3, 2007, subject to Dalco retaining a production royalty of 3% on the total gross proceeds received by the Company on the sale of U3O8 (“Yellowcake”) extracted from uranium ores from the Radon Springs Property. The Company has the exclusive right to manage and operate the Radon Springs Property and is responsible for 100% of the exploration and development expenditures on the project.

On March 6, 2005, the Company entered into a letter of intent with New Frontiers Uranium LLC, a Colorado limited liability company (the “New Frontiers LOI”). Under the terms of the New Frontiers LOI, the Company was entitled to acquire certain Wyoming USA properties, subject to satisfactory completion of due diligence within 90 days after March 11, 2005. The Company completed due diligence requirements during June of 2005 and entered into definitive agreements effective June 30, 2005 (the “New Frontiers Agreements”).

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

On June 30, 2005, under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming LLC which holds the majority of the Company's Wyoming properties, including the Lost Creek and Lost Soldier projects, for total consideration of $24,515,832 (US $20,000,000) (see note 7). The Company has capitalized a total of $3,449,265 of interest cost related to the New Frontiers obligation to the cost of the acquired properties. Interest capitalized during the three months ended March 31, 2007 was $ 444,876.

On April 6, 2006, the Company announced it had entered into an agreement with Energy Metals Corporation (“Energy Metals”) to complete a land swap enabling the Company and Energy Metals to consolidate their respective land positions in specific project areas of Wyoming. The Company traded its Shamrock and Chalk Hills projects to Energy Metals for their holdings in the Bootheel project area. Pursuant to the agreement, the Company received Energy Metals’ unpatented mining claims known as the TD group in Albany County, Wyoming. Energy Metals received the Company’s unpatented “F” mining claims located in the southern Great Divide Basin in Carbon and Sweetwater Counties, Wyoming along with the unpatented “Rita” mining claims located in the Shirley Basin in Carbon County, Wyoming. Under the terms of the agreement, Energy Metals and the Company have granted one another a 1/2% royalty on future production of uranium from the properties. The fair value of these properties is not reliably determinable; therefore, the accumulated historical costs of the Shamrock and Chalk Hills projects have been recorded as the accounting basis of the Bootheel property received. Historic property costs related to the Shamrock and Chalk Hills projects was $332,090 and deferred exploration costs with respect to the projects was $91,980.

On June 16, 2006, the Company entered into a data purchase agreement related to the Bootheel project area. The Company paid $99,209 (US $90,000) related to the acquisition of this data. The data acquired relates to historical drill hole geophysical logs, lithologic logs, drill hole maps and geologic cross sections. Under the terms of the agreement, the Company will provide the seller with a 1% royalty on future uranium and associated minerals produced from the property.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming, consisting of certain unpatented mining claims in four claim blocks. The Company purchased the properties for an aggregate consideration of 250,000 common shares of the Company. Additionally, on September 29, 2006, the Company acquired additional unpatented mining claims relating to one of these claim blocks for cash consideration of US $41,000. Under the terms of the agreements, the Company will provide the seller with a 2% royalty on future uranium production from the acquired properties and from a one-mile area of interest surrounding the properties.

During October 2006, the Company acquired certain State of South Dakota Mineral Leases in Harding County, northwest South Dakota for cash consideration of $158,431.

6.	Capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

Issued
	Common	Amount	Warrants	Amount
	Shares
	#	$	#	$

Balance, December 31, 2005	47,204,040	22,243,625	13,090,560	2,431,702

Common shares issued for cash, net
of issue costs	9,204,727	20,062,699	-	-
Exercise of warrants	13,483,134	13,701,383	(13,483,134)	(2,546,458)
Expired warrants	-	-	(32,800)	(4,350)
Exercise of compensation options	1,337,904	1,975,223	588,250	164,710
Exercise of stock options	106,500	206,152	-	-
Common shares issued for properties	360,000	990,000	-	-
Common shares issued for services	1,778,747	1,303,824	-	-
Tax effect of flow-through shares	-	(1,246,500)	-	-

Balance, December 31, 2006	73,475,052	59,236,406	162,876	45,604

Exercise of warrants	156,209	229,154	(156,209)	(43,737)
Expired warrants	-	-	(6,667)	(1,867)
Exercise of compensation options	54,613	104,992	-	-
Exercise of stock options	289,000	554,880	-	-

Balance, March 31, 2007 (unaudited)	73,974,874	60,125,432	-	-

No Class A preference shares have been issued.

2006 issuances

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares at a purchase price of $5.00 per share for gross proceeds of $2,500,000.

On August 30, 2006, the Company completed a bought deal financing with a syndicate of underwriters led by GMP Securities LP and including Dundee Securities Corp. and Raymond James Ltd. The bought deal financing resulted in the issuance of a total of 8,522,727 common shares of the Company at a purchase price of $2.20 per common share for gross proceeds of $18,750,000. These total figures include the underwriters' over-allotment option for 1,022,727 common shares which was exercised in full on August 30, 2006.

On August 2, 2006, the Company completed a private placement of 182,000 flow-through common shares at a purchase price of $2.75 per share for gross proceeds of $500,500.

During the year ended December 31, 2006, a total of 13,483,134 common shares were issued pursuant to the exercise of warrants, a total of 1,337,904 common shares were issued pursuant to the exercise of compensation options and 106,500 common shares were issued upon the exercise of stock options.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming. The Company purchased the properties for an aggregate consideration of 250,000 common shares which were valued at $515,000.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunuvat, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issuable. These common shares were valued at $29,000.

In November 2006, the Company issued 100,000 common shares pursuant to the terms of the Dalco Agreement in connection with the Company's Radon Springs Project in Wyoming. These common shares were valued at $446,000.

A total of 1,778,747 common shares were issued for services to directors, officers and contractors of the Company.

During the year ended December 31, 2006, the Company renounced flow-through share tax benefits relating to the entire total of $3,461,750 raised through the issuance of flow-through common shares. The tax effect of $1,246,500 has been recorded as a reduction of capital stock during the year.

Director, officer and contractor shares for service

The Company had approved the potential issuance of a total of 2,760,000 common shares to directors, officers and contractors of the Company to compensate for services provided to the Company under various service contracts. Vesting of the balance of 613,679 common shares issuable under these service contracts was accelerated during September of 2006. Including this final balance of contractor shares recorded during the third quarter of 2006, the Company recorded a total of 1,478,747 common shares valued at $736,824 with respect to these service contracts during the year ended December 31, 2006. Of that total, $590,354 was charged to stock based compensation expense and $146,470 was capitalized as deferred exploration expenditures.

On May 24, 2006, the Company issued a total of 300,000 common shares for service to the President and Chief Executive Officer of the Company as a performance bonus. The issuance of these common shares was approved by the Company's shareholders on May 17, 2006. These common shares were fully vested upon issuance and were valued at $567,000. These common shares were recorded as a stock based compensation expense in general and administrative expense.

Warrants

As at March 31, 2007, the Company had a total of nil (December 31, 2006 – 162,876) common share warrants outstanding.

The fair value of warrants issued has been estimated using the Black-Scholes option pricing model and this value has been presented as a separate component of shareholders' equity. As at December 31, 2006, the remaining value allocated to outstanding warrants was $45,604 . The assumptions used for the valuation of warrants are as follows: dividend yield of nil, expected volatility 100%, risk-free interest rate 4% and an expected life of the warrants of two years.

Compensation options and compensation option warrants

The Company has provided compensation options to agents who refer investors to the Company. Compensation options are exercisable into equity instruments having the same attributes as those purchased by the referred investor. As at March 31, 2007, the Company had outstanding a total of 55,733 (December 31, 2006 – 110,346) compensation options exercisable at $1.25 per share until November 29, 2007.

The fair value of compensation options issued has been estimated using the Black-Scholes option pricing model and this value has been presented as contributed surplus within shareholders' equity and recorded as a share issue cost. As at March 31, 2007 the balance allocated to compensation options is $ 37,481 (December 31, 2006 – $74,208). The assumptions used for the valuation of compensation options are as follows: dividend yield of nil, expected volatility 100%, risk-free interest rate of 4% and an expected life of the options of one to two years.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

Stock options

On November 17, 2005, the Company’s Board of Directors approved an initial grant of 4,375,000 options pursuant to the Company's stock option plan (the “Plan”) to directors, officers and consultants of the Company. Initial options granted are exercisable at $1.25 per share, the initial public offering price of the Company’s common shares. These options have a five year life and expire on November 17, 2010. These stock options were determined to have a fair value at grant of $0.67 per share. Under the terms of the Company’s Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

On March 24, 2006, the Company granted 75,000 stock options exercisable at $2.01 per share. These stock options expire March 25, 2011 and vest over 18 months as described above. These stock options were determined to have a fair value at grant of $1.08 per share. On April 21, 2006, the Company granted 1,525,000 stock options exercisable at $2.35. These stock options expire April 21, 2011 and vest over 18 months as described above. These stock options were determined to have a fair value at grant of $1.27 per share. On September 26, 2006, the Company granted 435,000 stock options exercisable at $2.75. These stock options expire September 26, 2011 and vest over 18 months as described above. These stock options were determined to have a fair value at grant of $1.48 per share.

On January 12, 2006, in connection with the resignation of the Company’s former Chairman and CEO, a total of 750,000 options were forfeit. Additionally, during the year ended December 31, 2006, a total of 147,500 stock options were forfeit.

On January 3, 2007, the Company granted 200,000 stock options to a new director of the Company. These stock options are exercisable at $4.08 per share and expire January 1, 2012. These stock options were determined to have a fair value at grant of $2.20 per share. On February 19, 2007, the Company granted 600,000 stock options to a new Vice President, Mining. These stock options are exercisable at $5.03 per share and expire February 15, 2012. These stock options were determined to have a fair value at grant of $2.71 per share.

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
		exercise price
	Number	$	Expiry

Outstanding, December 31, 2005	4,375,000	1.25	November 17, 2010

Forfeited	(897,500)	1.25	November 17, 2010
Exercised	(106,500)	1.25	November 17, 2010
Granted on March 24, 2006	75,000	2.01	March 25, 2011
Granted on April 21, 2006	1,525,000	2.35	April 21, 2011
Granted on September 26, 2006	435,000	2.75	September 26, 2011

Outstanding, December 31, 2006	5,406,000	1.69	November 17, 2010 to
			September 26, 2011

Exercised	(289,000)	1.25	November 17, 2010
Granted on January 3, 2007	200,000	4.08	January 1, 2012
Granted on February 19, 2007	600,000	5.03	February 15,2012

Outstanding, March 31, 2007 (unaudited)	5,917,000	2.13	November 17, 2010 to
			February 15, 2012

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

As at March 31, 2007 outstanding stock options are as follows:

	Options outstanding		Options exercisable
		Weighted-		Weighted-
		average		average
Exercise		remaining		remaining
price	Number of	contractual	Number of	contractual
$	options	life (years)	options	life (years)	Expiry

1.25	3,082,000	3.6	2,282,800	3.6	November 17, 2010
2.01	75,000	4.0	40,500	4.0	March 25, 2011
2.35	1,525,000	4.1	835,000	4.1	April 21, 2011
2.75	435,000	4.4	139,200	4.4	September 26,2011
4.08	200,000	4.8	20,000	4.8	January 1, 2012
5.03	600,000	4.8	60,000	4.8	February 15,2012

	5,917,000	4.0	3,377,500	3.8

As at March 31, 2007, a total of 5,917,000 (December 31, 2007 - 5,406,000) stock options were outstanding with 3,377,500 (December 31, 2006 - 2,365,200) options being vested with Plan participants. During the three month period ended March 31, 2007, the Company recorded a total of $ 1,130,356 related to stock option compensation. Of that total, $ 595,076 was charged to stock based compensation expense and $535,280 was capitalized as deferred exploration expenditures. This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense or as deferred exploration expenditures. This value was determined using the Black-Scholes option pricing model with the following assumptions:

	2007	2006

Expected volatility	67%	67% - 72%
Expected option life (in years)	4.0	3.5 - 4.0
Risk-free interest rate	4.25%	3.96% - 4.17%
Expected dividend yield	0%	0%

Contributed surplus

Amounts recorded as contributed surplus in shareholders' equity relate primarily to the fair value of compensation options and to the fair value of stock options. Activity with respect to contributed surplus is summarized as follows:

$
Balance, December 31, 2005	1,093,086

Exercise of compensation options	(694,436)
Stock option charges	2,348,163
Exercise of stock options	(72,822)
Expired warrants	4,350

Balance, December 31, 2006	2,678,341

Exercise of compensation options	(36,727)
Stock option charges	1,130,356
Exercise of stock options	(193,631)
Expired warrants	1,867

Balance, March 31, 2007 (unaudited)	3,580,206

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

7.	New Frontiers obligation / Acquisition of NFU Wyoming LLC

On June 30, 2005, under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming LLC, a newly formed Wyoming limited liability corporation, holding certain Wyoming properties for total consideration of US $20,000,000. The balance of the purchase price of US$15,000,000 was payable by way of a promissory note. The Company has pledged its entire interest in NFU Wyoming LLC as collateral for amounts due under the promissory note. As at March 31, 2007 and December 31, 2006, the New Frontiers obligation is as follows:

	March 31, 2007
	(unaudited)		December 31, 2006
	Canadian	US	Canadian	US
	$	$	$	$

New Frontiers obligation - principal	11,558,700	10,000,000	11,663,800	10,000,000
New Frontiers obligation - accrued interest	3,460,942	2,994,229	3,049,695	2,614,666

	15,019,642	12,994,229	14,713,495	12,614,666

Less: current portion	(5,779,350)	(5,000,000)	(5,831,900)	(5,000,000)

	9,240,292	7,994,229	8,881,595	7,614,666

The Company paid the first anniversary installment of US $5,000,000 on June 28, 2006. Principal and interest installments of US $5,000,000 are due on the second and third anniversaries of the closing date followed by a final payment consisting of all remaining principal and interest falling due on the fourth anniversary of the closing date. The Company can prepay the balance due and avoid or reduce interest charges. If the New Frontiers obligation remains outstanding to maturity total aggregate payments of principal and interest will be US $20,000,000. Potential payments are summarized as follows:

		Full		Minimum
	Interest	prepayment	Scheduled	payment
	charge	amount	payment	required
Prepayment date	US $	US $	date	US $

On or after June 30, 2006 but
before June 30, 2007	1,250,000	11,250,000	June 30, 2007	5,000,000
On or after June 30, 2007 but
before June 30, 2008	1,250,000	7,500,000	June 30, 2008	5,000,000
On or after June 30, 2008 up
until June 30, 2009	2,500,000	5,000,000	June 30, 2009	5,000,000

	5,000,000			15,000,000

The purchase price of $24,515,832 was allocated entirely to mineral exploration property assets in Wyoming. Interest on the New Frontiers obligation is recorded utilizing the effective rate method. Under the effective rate method, interest charges are recorded over the term of the obligation that are sufficient to accrete the face value of the original principal to the balance due, including interest, at maturity. The effective interest rate is 12.04% . Accrued interest accumulated from acquisition to March 31, 2007 totaling $3,449,265 (US $2,994,229) has been capitalized to Wyoming mineral property assets.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

8.	Related party transactions

On May 24, 2005, the Company announced it had entered into a letter of intent with Patrician Diamonds Inc., a TSX Venture Exchange listed company that is a related company. At the time of entering into the transaction, each of the directors and officers of Patrician also acted as directors and officers of the Company. On February 24, 2006, the Company and Patrician mutually agreed to cancel this arrangement.

These transactions have taken place at the exchange amount which is the amount agreed to by each respective party.

9.	Commitments

Under the terms of an operating lease for premises in Littleton, Colorado the Company is commited to minimum annual lease payments as follows:

		$
Period ending December 31,	2007	81,900
	2008	9,100
	Thereafter	-

		91,000

10.	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and the New Frontiers obligation. Except for the New Frontiers obligation, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments, except for the New Frontiers obligation, approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The New Frontiers obligation is denominated in United States dollars. The Company is exposed to foreign exchange risk on this liability. The Company has not entered into any foreign exchange contract to mitigate this risk. As at March 31, 2007, management believes that the fair value of the New Frontiers obligation approximates its carrying value as the liability is recorded at the present value of its fixed future cash payments utilizing the effective rate method.

11.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties. The Company operates in Canada and the United States. Capital assets segmented by geographic area are as follows:

	March 31, 2007(unaudited)
	Canada	United States	Total
	$	$	$

Capital assets	12,684	241,655	254,339
Mineral exploration properties	251,219	30,934,769	31,185,988
Deferred exploration expenditures	4,061,325	11,130,429	15,191,754

	December 31, 2006
	Canada	United States	Total
	$	$	$

Capital assets	11,258	141,058	152,316
Mineral exploration properties	251,219	30,401,186	30,652,405
Deferred exploration expenditures	3,836,360	9,716,037	13,552,397

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
March 31, 2007

(expressed in Canadian dollars)

12.	Bought deal financing

During April 2007, the Company announced a bought deal financing entered into with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 15,158,000 common shares of the Company at a price of $4.75 per share for gross proceeds of $72,000,500. The underwriters were granted an over-allotment option, exercisable for 30 days following the closing of the offering to purchase an additional 2,273,000 common shares at $4.75 per share.

On May 1, 2007, the Company filed a final short form prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario relating to this bought deal financing. This bought deal financing closed on May 10, 2007. The underwriters exercised in full the over-allotment option at closing. In total, the Company issued 17,431,000 common shares for gross proceeds of $82,797,250.